1.  Name of Reporting Person
    SS or IRS Identification No. of Above Person

	Anderson Capital Management
	94-3077663

2.  Check the Appropriate Box if Member of a Group

	N/A

3.  SEC Use Only


4.  Citizenship or Place of Organization

	California

5.  Sole Voting Power

	72,100

6.  Shared Voting Power

	72,100

7.  Sole Dispositive Power

	72,100

8.  Shared Dispositive Power

	154,132

9.  Aggregate Amount Beneficially Owned for Each Reporting Person

	154,132

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

	N/A

11.  Percent of Class Represented by Amount in Row (9)

	6.23%

12.  Type of Reporting Person

	IA

1.  Name of Reporting Person
    SS or IRS Identification No. of Above Person

	C. Derek Anderson
	###-##-####

2.  Check the Appropriate Box if Member of a Group

	N/A

3.  SEC Use Only


4.  Citizenship or Place of Organization

	USA

5.  Sole Voting Power

	64,600

6.  Shared Voting Power

	72,100

7.  Sole Dispositive Power

	64,600

8.  Shared Dispositive Power

	154,132

9.  Aggregate Amount Beneficially Owned for Each Reporting Person

	154,132

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

	N/A

11.  Percent of Class Represented by Amount in Row (9)

	6.23%

12.  Type of Reporting Person

	IA

Item 1(a):	Name of Issuer:

		PremiumWear, Inc.

Item 1(b):	Address of Issuer's Principal Executive Offices:

		7566 Market Place Drive
		Eden Prairie, MN  55344-3629

Item 2(a):	Name of Person Filing:

		C. Derek Anderson ("Anderson")
		Anderson Capital Management, Inc. ("ACM")

Item 2(b):	Address of Principal Business Office:

		Both C. Derek Anderson and Anderson Capital Management maintain their
		principal offices at:

		220 Sansome Street, Suite 400
		San Francisco, CA 94104

Item 2(c):	Citizenship:

		C. Derek Anderson is a USA Citizen.
		Anderson Capital Management, Inc. is a California corporation.

Item 2(d):	Title of Class of Securities:

		Common Stock

Item 2(e):	CUSIP NUMBER:

		740909106

Item 3:		Type of Person

		Both C. Derek Anderson ("Anderson") and Anderson Capital Management, Inc. ("ACM") are licensed Investment Advisors.

Item 4:		Ownership

		(a) 	Amount Beneficially Owned:		154,132

		(b) 	Percent of Class:			    6.23%

		(c)	Number of Shares as to which such person has:

		(i)	sole power to vote or to direct the vote	72,100
		(ii)	shared power to vote or to direct the vote	72,100
		(iii)	sole power to dispose or to direct the
			  disposition of					72,100
		(iv)	shared power to dispose or to direct
			  the disposition of 			          154,132

		ACM does not vote any of the foregoing shares for its advisory clients.

Item 5:		Ownership of Five Percent or Less of a Class:

		Not applicable

Item 6:		Ownership of More than Five Percent on Behalf of Another Person:

		With regard to the Shares reported herein which were acquired by ACM as
		agent for its investment advisory clients over whose accounts ACM may
		hold discretionary authority, the beneficial owners or legal owners of such
		accounts have the right to receive or the power to direct the receipt of
		dividends from, or the proceeds from the sale of Shares. None of these
		beneficial or legal owners individually holds such rights or powers relating
 	to more than five percent (5%) of the outstanding shares.

Item 7:		Identification and Classification of the Subsidiary Which Acquired the
		Security Being Reported on by the Parent Holding Company.

		Not applicable

Item 8:		Identification and Classification of Members of the Group:

		Not applicable

Item 9:		Notice of Dissolution of Group:

		Not applicable


Item 10:	Certification

		By signing below I certify that, to the best of my knowledge and belief, the
		securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the
		effect of changing or influencing the control of the issuer of such securities
		and were not acquired in connection with or as a participant in any
		transaction having such purposes or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

C. D. Anderson for himself



_________________________
C. Derek Anderson


Patricia Love Anderson as
President & CEO of
Anderson Capital Management, Inc.



__________________________
Patricia Love Anderson